Fox Rothschild LLP
997 Lenox Drive       Building 3
Lawrenceville, NJ 08648-2311
www.foxrothschild.com
Vincent A. Vietti
Direct Dial: (609) 896-4571
Internet Address: vvietti@foxrothschild.com
October 3, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 4561
Washington, D.C. 20549
Attention: Daniel L. Gordon
Re:     Neutron Enterprises, Inc.
Dear Mr. Gordon:
We thank you for your comment letter. The following is in response to the Staff’s comment letter dated September 14, 2007 (the “Comment Letter”) addressed to Neutron Enterprises, Inc (the “Company”). Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s responses immediately follow each comment.
Report of Independent Registered Public Accounting Firm, page F-2
1.	Please have your auditors revise their report in future filings to include the city and state from which the report was issued in accordance with Rule 2-02(a) of Regulation S-X.
As requested by the Staff, the Company has advised its auditors to set forth, in all reports included in all future filings of the Company with the United States Securities and Exchange Commission, the city and province in which such report was issued.

October 3, 2007

2.
We note that your audit report was signed by Chartered Accountants, presumably based in Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. Your response should include where the majority of your assets are located, where the majority of your revenues are derived and where your corporate offices are located. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporate Finance” on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. In addition, please tell us where your management and accounting records are located and where the majority of the audit work is conducted.

The audit report appearing in the Company’s Form 10-K for the year-ended December 31, 2006 was signed by Price Waterhouse Coopers LLP, a Canadian accounting firm (“PWC”). PWC is registered with the Public Accounting Oversight Board (“PCAOB”). As reported in the Company’s Form 8-K filed April 24, 2007, we dismissed PWC and retained RSM Richter LLP (“Richter”) to serve as our independent accountants. Richter is a Montreal, Canada-based audit firm affiliated with RSM International, a worldwide network of professional service firms, and is also registered with the PCAOB. In addition, as part of Richter’s quality control procedures, a United States member firm of RSM International performs reviews of the Company’s consolidated financial statements prior to issuance. For the reasons set forth below, the Company has concluded that it was appropriate to have an audit report issued by PWC for the year ended December 31, 2006 and to have the audit report for the year ending issued December 31, 2007 issued by Richter.
The Majority of the Company’s Assets, Revenue and Operations are Located Outside of the United States in Canada.
Although the Company is a corporation organized under the laws of the State of Nevada, the majority of its assets, revenues and operations have been and will continue to be located in Canada. The Company’s only United States subsidiary, Stock-Trak, Inc. (“Stock-Trak”), was acquired on January 1, 2007. Accordingly, as of December 31, 2006, the majority of the consolidated assets, revenues and operations related to the Company’s primary operating subsidiary, Neutron Media Inc. (“Media”). Media is a corporation organized under the laws of Canada and maintains its sole place of business in Canada.

October 3, 2007

As of March 31 and June 30, 2007, a significant portion of the Company’s total assets consisted of goodwill and intangible assets purchased in connection with the acquisition of Stock-Trak. These assets represented approximately 49% and 53% of the Company’s total consolidated assets as of March 31 and June 30, 2007, respectively. Excluding such intangibles and goodwill (“the adjusted asset base”), approximately 93% and 95% of the adjusted asset base was located in Canada and/or related to Media, the Company’s Canadian subsidiary, as at March 31, 2007 and June 30, 2007, respectively.
Media’s revenues for the three and six month periods ended March 31, 2007 and June 30, 2007 accounted for 45% and 61% of consolidated revenues, respectively. Operating costs incurred by Stock-Trak amounted to less than 20% of the Company’s total operating expenses for the six months ended June 30, 2007. The Company expects the revenue and operations percentages attributable to the Canadian operations to increase and decrease, respectively, in the future as it continues to focus on the growth of its wallstreetsurvivor segment operated by Media. The Company also expects to continue to consolidate operations, such as development part of which is currently being conducted at Stock-Trak’s premises, to the Company’s head office in Montreal, Quebec, Canada.
The Substantial Majority Company’s Executive Management Team and Accounting Records are Located in Canada.
The Company’s chief executive officer, chief financial officer, executive vice president and controller are all located in the Company’s head office in Montreal, Quebec, Canada. In addition, all of the Company’s Board and Audit Committee meetings are held in Montreal, Quebec, Canada. As a result, the Company’s financial management team and substantially all of the accounting books and records of the Company are located in its head office in Montreal, Quebec, Canada.
The Majority of Audit Work Has Been and Will Continue be Performed in Canada.
Given that the Company’s books and records, executive management, and the finance team are located in Montreal, the majority of the audit work has been and will continue to be performed in Canada.
Consolidated Statements of Cash Flows, Page F-7
3.	Please advise us why you recognized cash outflows in 2005 for a share subscription received in advance and proceeds on disposition of assets.

October 3, 2007

Share subscription received in advance
During the year-ended December 31, 2004, the Company commenced a private offering of 3,000,000 shares of its common stock seeking gross proceeds of $3,000,000. In connection therewith, the Company agreed to pay 5% of the gross proceeds as agency fees, resulting in fees payable of $150,000. Accordingly, the net proceeds to the Company from the private placement were expected to be $2,850,000.
As at December 31, 2004, the Company had received $2,150,000 of share subscriptions in advance of the shares being issued. The $2,150,000, net of the $107,500 of related agency fees, was recorded on the Company’s December 31, 2004 balance sheet as a liability captioned “share subscriptions received in advance”. The $2,042,500 ($2,150,000 less $107,500 of agency fees) was presented as a cash inflow from financing activities on the statement of cash flows for the year-ended December 31, 2004.
During the year-ended December 31, 2005, the remaining proceeds of $850,000 ($3,000,000 - $2,150,000) were collected, the remaining agency fees of $42,500 (5% of $850,000) were recorded and paid, and the shares were issued. As a result, the liability outstanding at December 31, 2004 was eliminated, equity was increased by $2,850,000 ($3,000,000 less $150,000 of agency fees), and cash was increased by $807,500 ($850,000 less $42,500 of agency fees). The $807,500 cash inflow from financing activities was reflected on the statement of cash flows for the year-ended December 31, 2005 as follows:

Cash In (out) flow
Share subscriptions received in advance	$(2,042,500)
Proceeds from sale of common stock	2,850,000

Net cash inflow	$807,500

Proceeds on disposition of assets
The statement of cash flows for the year-ended December 31, 2005 (included as the comparative figure in the Company’s 10-K for the year-ended December 31, 2006) reflects $455,030 as a cash outflow related to proceeds on disposition of assets. The $455,030 represents cash outflows in connection with a loan by the Company to a manufacturing partner as more fully described in Note 4 to the Company’s consolidated financial statements included in its Form 10-KSB for the year ended December 31, 2005. The $455,030 is correctly shown as a cash outflow on the statement of cash flows, however, the related description identified the outflow as “Proceeds on disposition of assets” rather than “Loans receivable”.

October 3, 2007

The Company believes that it has adequately responded to the outstanding comments.
Attached as Exhibit A hereto is the written statement of the Company requested by the Staff. Please call me directly at (609) 896-4571 with any questions or additional comments. Thank you.
Very truly yours,
FOX ROTHSCHILD LLP

By:	/s/ Vincent A. Vietti Vincent A. Vietti

cc:   Rory Olson, CEO, Neutron Enterprises, Inc.

Exhibit A
October 3, 2007
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549

Re:	Neutron Enterprises, Inc. Form 10-K for the year-ended December 31, 2006 Filed April 2, 2007 Forms 10-Q for the quarters ended March 31 and June 30, 2007 File No. 000-52154

Ladies and Gentlemen:
Pursuant to the Staff’s Comment Letter to Neutron Enterprises, Inc. (the “Company”) dated September 14, 2007, the Company has provided responses to Staff’s questions, and hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Neutron Enterprises, Inc.
By:	/s/ Rory Olson
Rory Olson
CEO, Neutron Enterprises, Inc.